

07008803

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 25308

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/06 (MM/DD/YY) AND ENDING 6/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keane Securities Co. Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Co PC

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 3 0 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE STOCKHOLDERS OF KEANE SECURITIES CO., INC.

We have audited the accompanying statement of financial condition of Keane Securities Co., Inc. as of June 30, 2007. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Keane Securities Co., Inc. as of June 30, 2007 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen + Company, P.C.

New York, NY
August 16, 2007

KEANE SECURITIES CO., INC.

STATEMENT OF FINANCIAL CONDITION

June 30, 2007

ASSETS

Cash and cash equivalents	$ 101,253
Securities owned, at market value (Note 3)	70,490
Due from clearing broker (Note 5)	153,427
Accounts receivable - investment banking	5,000
Furniture and equipment, net of accumulated depreciation of $ 140,750	-
Other	47,196
	$ 377,366

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 35,099
Securities sold, not yet purchased	3,876
	38,975
Subordinated borrowings:	
Cash subordination agreements (Note 4)	396,000
Total liabilities	434,975
Stockholders' equity:	
Common stock-	
Class A voting - $.10 par value	
10,000 shares authorized; 6,478 shares issued and outstanding	648
Class B non-voting - $.10 par value	
990,000 shares authorized; 250,000 shares issued and 160,248 shares outstanding	16,024
Additional paid-in capital	653,325
Accumulated deficit	(614,635)
	55,362
Less: Treasury stock	
Class A voting - 3,522 shares	
Class B non - voting - 89,752 shares	(112,971)
Total Stockholders' equity	(57,609)
	$ 377,366

The accompanying notes are an integral part of the statement of financial condition

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

Note 1 - Organization and Nature of Business

Keane Securities Co., Inc. (the "Company") was incorporated in New York State on August 27, 1980. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD").

The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 – Summary of Significant Accounting Policies

a) ***Use of Estimates***
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("USGAAP"). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that affect the reported results and disclosures. Actual results could differ from those estimates and those differences could be material.

b) ***Revenue Recognition***
The Company records security transactions on a settlement date basis. The difference between settlement date and trade date is deemed immaterial. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis.

Note 2 – Summary of Significant Accounting Policies (Continued)

c) ***Security Valuation***
Investments in securities traded on a national securities exchange and the over-the-counter market are stated at their last reported sales price on the day of valuation. Securities for which no such market prices are available, or as to which, in the judgment of the Management, such market prices fail to accurately represent the amount realizable by the Company upon sale or liquidation, are valued at fair value as determined by Management.

d) ***Investment Banking***
Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e) ***Commissions***
Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

f) ***Property and Equipment***
Property and equipment are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Additions and betterments are capitalized, whereas the costs of repairs and maintenance are charged to expense as incurred.

g) ***Cash & Cash Equivalents***
The Company considers demand deposits, money market funds and cash on hand to be cash.

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2007

Note 3 – Investment Transactions

Marketable securities owned at market value consist of the following:

Equities – common shares	$ 70,490

Note 4 – Securities Sold, not yet Purchased

Securities sold, not yet purchased are valued at market and consist of the following:

Equities – common shares	$ 3,876

Note 5 – Clearing Broker Account

The amount due from the clearing broker represents debits and credits through the account arising from security transactions. Interest is credited or charged to the account based upon the average daily balance and is compounded monthly. Any amount due to the broker is secured by the pledge of investment securities. As of June 30, 2007, the amount due from the broker was $153,427.

Note 6 – Cash Subordination Agreements

Summarized cash subordination agreements with corporate stockholders and officers are as follows:

Debenture Holder	Principal	Due Date
James J. Keane	$320,000	9/30/07
Walter D. O'Hearn	36,000	8/31/07
Walter D. O'Hearn	40,000	9/30/07
	$396,000	

Interest is payable at the prime rate plus 2% as determined from time to time by the United States Trust Company of New York. The above debenture holders have elected to forego all interest for the year ended June 30, 2007 and will continue to forego all interest until further notice.

Note 6 – Cash Subordination Agreements (Continued)

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

At a meeting of the Board of Directors on July 18, 2007 it was resolved that the Corporation enter into new NASD Subordinated Loans for Equity Capital for the above loans to mature on July 31, 2010.

Note 7 – Income Taxes

At June 30, 2007, the Company had net operating loss carryforwards of approximately $650,000 for income tax purposes. Since it is doubtful that such carryforwards will be utilized in the near term, a valuation allowance of approximately $371,000 has been established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

The net operating loss carryforwards will expire as follows:

For the year ended June 30.	
2018	$650,000
	$650,000

Note 8 – Net Capital Requirements

As a registered broker – dealer, the Company is subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements for its registrants. Net capital and the related net capital rate may fluctuate on a daily basis. At June 30, 2007 the Company had net capital of $268,568 which exceeded the minimum requirement of $100,000 by $168,568 and the Company's capital ratio was 13.1%.

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2007

Note 9 – Commitments and Contingencies

a) ***Lease Obligations***
On August 7, 2006, the Company entered into a sublease for office space for the period September 1, 2005 through November 30, 2008. Rent expense for the year ended June 30, 2007 amounted to $100,683.

The future minimum lease payments are as follows:

For the year ended June 30,	
2007	$ 82,478
2008	34,366
	$116,844

Note 10 – Uninsured Cash and Cash Equivalents

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Note 11 – Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

KEANE SECURITIES CO., INC.

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
(Continued)

JUNE 30, 2007

Note 11 – Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 12 - Securities Possession or Control Requirements

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and is therefore not subject to securities possession or control requirements.

Note 13 – Reserve Requirement Computation

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and is therefore not required to compute the Reserve regarding customer funds since the Firm does not receive or hold customer funds or securities.

END